

November 4, 2014

Via E-mail
David M. Renzi
Carbylan Therapeutics, Inc.
3181 Porter Drive
Palo Alto, CA 94304

Re: **Carbylan Therapeutics, Inc.**
       Amendment No. 1 to Draft Registration Statement on Form S-1
       Submitted October 23, 2014
       CIK No. 0001348911

Dear Mr. Renzi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary
Hydros-TA Clinical Program, page 3

1. We note your responses to prior comments four and five. If as you state the COR1.0 trial did not enroll a sufficient number of patients to assess statistical significance, please explain more clearly how such significance could be demonstrated by some of the results.

Business
Overview, page 76

2. We note your response to prior comment 15. Please provide the basis for your statement that Hydros will not have to undergo any clinical testing independent of the Hydros-TA studies.

Financial Statements
Notes to Financial Statements
5. License Agreement with Shanghai Jingfeng Pharmaceutical Co. Ltd., page F-18

3. We have reviewed your response and revised disclosure to prior comment 20. Consistent with your revised disclosure on pages 65 and 92 please revise your disclosure on page F-19 to state that the payment of $0.4 million was received by you "upon the successful production by Jingfeng of the first batch of Hydros-TA."

16. Subsequent Events (unaudited)
September 2014 Convertible Note Financing, page F-38

4. Please revise your disclosure to describe your accounting treatment of the Note's beneficial conversion feature.

You may contact Donald Abbott at (202) 551-3608 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: David J. Saul, Esq.
        Ropes & Gray LLP
        1900 University Ave., 6th Floor
        East Palo Alto, CA 94303